701 N. Lilac Drive
P.O. Box 1452
Minneapolis, MN
55440-1452

T: Direct: 763.540.1204
F: Direct: 763.513.1811

BY EDGAR
November 17, 2016

Mr. Terence O’Brien, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tennant Company
Form 10-K for the Year Ended December 31, 2015
Filed February 29, 2016
Comment Letter dated November 3, 2016
File No. 1-16191

Dear Mr. O’Brien:
The purpose of this letter is to confirm our understanding, based on our phone conversation with your office on November 17, 2016, that the Securities and Exchange Commission has taken no exception to our request for additional time to respond to the comments identified in your letter dated November 3, 2016. As discussed, our response will be provided on or before December 5, 2016.

Very truly yours,

/s/ Thomas Paulson
Thomas Paulson
Senior Vice President and Chief Financial Officer